UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

The Hain Celestial Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

405217100

(CUSIP Number)

GLENN W. WELLING

ENGAGED CAPITAL, LLC

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 9, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,719,645
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,719,645
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,719,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,106,956
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,106,956
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,106,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VI-B, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,311,388
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,311,388
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,311,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VI-C, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,407,543
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,407,543
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,407,543
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VI-D, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,096,052
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,096,052
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,096,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VI-E, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,207,565
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,207,565
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,207,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,719,645
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,719,645
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,719,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,719,645
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,719,645
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,719,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

CO

9

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,996,598
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,996,598
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,996,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,996,598
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,996,598
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,996,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		16,030,296*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

16,030,296*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,030,296*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%*
14	TYPE OF REPORTING PERSON

IN

* Includes 33,698 Shares beneficially owned directly by Mr. Welling.

12

CUSIP No. 405217100

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

This Amendment No. 7 is primarily being filed to reflect the proposed sale of Shares by (i) Engaged Capital Co-Invest VI-E pursuant to a share repurchase agreement (the “Share Repurchase Agreement”) entered into on November 9, 2021 by and among the Issuer and Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-B, Engaged Capital Co-Invest VI-C, Engaged Capital Co-Invest VI-D and Engaged Capital Co-Invest VI-E (collectively, the “Selling Stockholders”) and (ii) the Selling Stockholders in an underwritten offering (the “Offering”) pursuant to the underwriting agreement entered into on November 10, 2021 by and among the Issuer, the Selling Stockholders and Morgan Stanley and Co. LLC (the “Underwriting Agreement”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-B, Engaged Capital Co-Invest VI-C, Engaged Capital Co-Invest VI-D, Engaged Capital Co-Invest VI-E and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,719,645 Shares owned by Engaged Capital Flagship Master is approximately $44,331,364, including brokerage commissions. The aggregate purchase price of the 2,106,956 Shares owned by Engaged Capital Co-Invest VI is approximately $76,179,222, including brokerage commissions. The aggregate purchase price of the 2,311,388 Shares owned by Engaged Capital Co-Invest VI-B is approximately $79,294,563, including brokerage commissions. The aggregate purchase price of the 1,407,543 Shares owned by Engaged Capital Co-Invest VI-C is approximately $49,079,758, including brokerage commissions. The aggregate purchase price of the 4,096,052 Shares owned by Engaged Capital Co-Invest VI-D is approximately $84,962,477, including brokerage commissions. The aggregate purchase price of the 4,207,565 Shares owned by Engaged Capital Co-Invest VI-E is approximately $99,642,186, including brokerage commissions. The aggregate purchase price of the 147,449 Shares held in the Engaged Capital Account is approximately $3,392,210, including brokerage commissions.

Mr. Welling, in his capacity as a director of the Issuer, has been awarded an aggregate of 39,108 restricted Shares and/or restricted stock units, of which 33,698 Shares have vested.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Mr. Welling, the Founder and Chief Investment Officer of Engaged Capital, continues to serve as a director of the Issuer, and the Issuer remains one of the largest positions in Engaged Capital’s portfolio. The proposed sale of Shares pursuant to the Share Repurchase Agreement and Offering (each as further described in Item 6 below) is related to the required wind down of five dedicated co-investment funds, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-B, Engaged Capital Co-Invest VI-C, Engaged Capital Co-Invest VI-D and Engaged Capital Co-Invest VI-E, and is not an indication of the Reporting Persons’ view on the future prospects of the Issuer.

13

CUSIP No. 405217100

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported beneficially owned by each person named herein is based upon 94,581,455 Shares outstanding as of November 2, 2021, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 9, 2021.

As of the date hereof, Engaged Capital Flagship Master beneficially owned 1,719,645 Shares, constituting approximately 1.8% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 1,719,645 Shares beneficially owned by Engaged Capital Flagship Master, constituting approximately 1.8% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest VI beneficially owned 2,106,956 Shares, constituting approximately 2.2% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest VI-B beneficially owned 2,311,388 Shares, constituting approximately 2.4% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest VI-C beneficially owned 1,407,543 Shares, constituting approximately 1.5% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest VI-D beneficially owned 4,096,052 Shares, constituting approximately 4.3% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest VI-E beneficially owned 4,207,565 Shares, constituting approximately 4.4% of the Shares outstanding.

As of the date hereof, 147,449 Shares were held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Welling directly beneficially owned 33,698 Shares, constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest IV-B, Engaged Capital Co-Invest VI-C, Engaged Capital Co-Invest VI-D and Engaged Capital Co-Invest VI-E and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 15,996,598 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-B, Engaged Capital Co-Invest VI-C, Engaged Capital Co-Invest VI-D, Engaged Capital Co-Invest VI-E and held in the Engaged Capital Account, constituting approximately 16.9% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 15,996,598 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-B, Engaged Capital Co-Invest VI-C, Engaged Capital Co-Invest VI-D, Engaged Capital Co-Invest VI-E and held in the Engaged Capital Account, constituting approximately 16.9% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 15,996,598 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-B, Engaged Capital Co-Invest VI-C, Engaged Capital Co-Invest VI-D, Engaged Capital Co-Invest VI-E and held in the Engaged Capital Account, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 16,030,296 Shares, constituting approximately 16.9% of the Shares outstanding.

14

CUSIP No. 405217100

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c) On October 28, 2021, Mr. Welling was awarded 5,410 restricted stock units as compensation under the Issuer's compensation program for non-employee directors, each of which represents a contingent right to receive one Share and will vest on the earlier of October 28, 2022 or the date of the Issuer's 2022 annual meeting of stockholders. On November 9, 2021, the Issuer and the Selling Stockholders entered into the Share Repurchase Agreement as explained in Item 6 below. On November 10, 2021, the Issuer, the Selling Stockholders and Morgan Stanley and Co. LLC entered into the Underwriting Agreement as explained in Item 6 below.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 9, 2021, the Issuer and the Selling Stockholders entered into the Share Repurchase Agreement whereby Engaged Capital Co-Invest VI-E agreed to sell 1,700,000 Shares to the Issuer for an approximate purchase price of $76.5 million. The closing of the Share Repurchase Agreement is conditioned upon the closing of the Offering. The foregoing description of the Share Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Repurchase Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On November 10, 2021, the Issuer, the Selling Stockholders and Morgan Stanley and Co. LLC entered into the Underwriting Agreement whereby the Selling Stockholders agreed to sell an aggregate of 12,379,504 Shares to Morgan Stanley and Co. LLC for an approximate purchase price of $557 million. The Offering is anticipated to close on November 15, 2021. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Share Repurchase Agreement, dated November 9, 2021, by and among the Issuer and the Selling Stockholders.
99.2	Underwriting Agreement, dated November 10, 2021, by and among the Issuer, the Selling Stockholders and Morgan Stanley and Co. LLC.

15

CUSIP No. 405217100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2021

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI-B, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI-C, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

16

CUSIP No. 405217100

Engaged Capital Co-Invest VI-D, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI-E, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

17

CUSIP No. 405217100

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

18